SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

DDR Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

Dennis O. Garris

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,661,736
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,661,736
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,661,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 361,044,585 shares reported to be outstanding as of May 1, 2015 by the Issuer on its Form 10-Q filed on May 8, 2015.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,755,505
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,755,505
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,755,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 361,044,585 shares reported to be outstanding as of May 1, 2015 by the Issuer on its Form 10-Q filed on May 8, 2015.

CUSIP No. 251591103	SCHEDULE 13D/A

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, Amendment No. 7 filed on April 4, 2012, Amendment No. 8 filed on October 5, 2012, Amendment No. 9 filed on November 21, 2012, Amendment No. 10 filed on June 20, 2013, Amendment No. 11 filed on August 12, 2014, and Amendment No. 12 filed on March 5, 2015. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 13. Capitalized terms used and not defined in this Amendment No. 13 have the meanings set forth in the Original Filing, as amended.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Pursuant to the terms and conditions of the Investors’ Rights Agreement, the Otto Family has the right to designate a nominee to the Issuer’s Board of Directors. The Otto Family nominated Mr. Otto to serve as a member of the Issuer’s Board of Directors, and at the Issuer’s 2015 annual meeting of shareholders held on May 12, 2015, Mr. Otto was elected as a member of the Issuer’s Board of Directors, to serve a one-year term until the next annual meeting of shareholders and until his successor has been duly elected and qualified.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Letter Agreement, dated March 3, 2015, between Deutsche Bank AG and Alexander Otto, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on March 5, 2015

Exhibit 2	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

Exhibit 3	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009

CUSIP No. 251591103	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2015

ALEXANDER OTTO

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Alexander Otto

KATHARINA OTTO-BERNSTEIN

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Katharina Otto-Bernstein

CUSIP No. 251591103	SCHEDULE 13D/A

EXHIBIT INDEX

Exhibit 1	Letter Agreement, dated March 3, 2015, between Deutsche Bank AG and Alexander Otto, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on March 5, 2015

Exhibit 2	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

Exhibit 3	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009